July 15, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C.  20549

Attn:  Kevin Woody, Branch Chief, Division of Corporation Finance

Re:	NorthStar Realty Finance Corp.
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2010
Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2010

Dear Mr. Woody:

Set forth below are the responses of NorthStar Realty Finance Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated July 6, 2011 (the “Letter”), with respect to the Company’s Form 10-K Amendment No. 1 and Amendment No. 2 for the year ended December 31, 2010 (the “Form 10-K/A’s”) filed on February 29, 2011 and March 18, 2011, respectively.

For convenience of reference, each Staff comment contained in the Letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the Letter and is followed by the corresponding response of the Company.

Form 10-K/A’s for the year ended December 31, 2010

Item 1. Business

Comment No. 1 - Our Company, page 4

We note your disclosure under the various subheadings in this section that your target assets include real estate debt, including senior mortgage loans, B-notes and mezzanine loans, real estate securities and net leased properties. In future Exchange Act periodic reports, please provide a brief overview of the relative size of each of these portfolios. In addition, in future Exchange Act periodic reports, please revise the table on page six so that the loan types match the loan types described in the narrative. For example, the reference to “whole loan” in the table does not match the narrative discussion of your types of loans.

Response to Comment No. 1

In response to the Staff’s comment, in future Exchange Act periodic reports, commencing with Form 10-Q for the quarter ended June 30, 2011, the Company will provide a brief overview by relative size of each of its portfolios and utilize consistent terminology regarding its loan types in its narrative and the tables.

Comment No. 2 — Real Estate Debt, page 4

In future Exchange Act periodic reports, please include disclosure regarding the weighted average maturity of your loan investments.

Response to Comment No. 2

In response to the Staff’s comment, in future Exchange Act periodic reports, commencing with Form 10-Q for the quarter ended June 30, 2011, the Company will include disclosure regarding the weighted average maturity of its loan investments.

Comment No. 3 — Real Estate Debt, page 4

We note your disclosure of the relative merits of originating loans rather than acquiring loans. In future Exchange Act periodic reports, please include disclosure in the overview of the percentage of your current debt portfolio that was originated rather than acquired.

Response to Comment No. 3

In response to the Staff’s comment, in future Exchange Act periodic reports, commencing with Form 10-Q for the quarter ended June 30, 2011, the Company will include an overview of the percentage of the Company’s current debt portfolio that was originated rather than acquired.

Comment 4 — Real Estate Securities, page 7

In future Exchange Act periodic reports, please include disclosure regarding the collateral type diversification of your CMBS investments.

Response to Comment No. 4

The Company respectfully notes the Staff’s comment but does not currently believe the disclosure of quantitative information regarding CMBS collateral type will be helpful to its investors.  For the supplemental information of the Staff, the Company owns approximately 513 CMBS assets that are predominantly conduit CMBS, whereby each CMBS is typically well-diversified across collateral type.  Given the nature of the Company’s CMBS assets, the Company does not believe that collateral type diversification is a relevant credit metric.  The Company has disclosed, in its Form 10-K/A Amendment No. 1, CMBS by Vintage (year the CMBS was originated) and believes that information is more meaningful because it provides an indicator of the credit risk of the CMBS portfolio.   With that, the Company will include

qualitative disclosure regarding the collateral type diversification of its CMBS assets in future Exchange Act periodic reports on Form 10-K, commencing with the Form 10-K for the year ending December 31, 2011.

Comment No. 5 — Financing Strategy, page 12

In future Exchange Act periodic reports, please provide disclosure regarding your strategy with respect to leverage levels, including whether your strategy is to maintain or change your current level. In addition, please provide a more detailed analysis on your current strategy with respect to the types of financing you expect to pursue. We note your discussion of your historical financing arrangements.

Response to Comment No. 5

In response to the Staff’s comment, in future Exchange Act periodic reports, commencing with Form 10-Q for the quarter ended June 30, 2011, the Company will include disclosure regarding its strategy with respect to leverage levels (including whether its strategy is to maintain or change its current level).  In addition, in future Exchange Act periodic reports, commencing with Form 10-Q for the quarter ended June 30, 2011, the Company will provide a more detailed discussion of its strategy with respect to the types of financing it expects to pursue.

Comment No. 6 — Item 2. Properties, page 63

In future Exchange Act periodic reports, please include disclose regarding net lease portfolio occupancy rate, weighted average lease term and geographic diversification.

Response to Comment No. 6

In response to the Staff’s comment, in future Exchange Act periodic reports on Form 10-K, commencing with the Form 10-K for the year ending December 31, 2011, the Company will disclose in “Item 2.  Properties”, the net lease portfolio occupancy rate, weighted average lease term and geographic diversification.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Comment No. 7 — Real Estate Debt, page 71

In future Exchange Act periodic reports, please disclose the effective yield on new investments made during the reporting period.

Response to Comment No. 7

The Company respectfully notes the Staff’s comment but does not currently believe the disclosure of the effective yield on new investments will generally be helpful to its investors.

For the supplemental information of the Staff, effective yield on investments is heavily based on assumptions that can be highly subjective (especially in light of current market conditions) and can be calculated in various ways, depending on the asset type, amount of leverage and type of leverage.  The Company believes that its current level of disclosure regarding new investments, including amount, asset type and description, provides investors with material information to understand those investments and the Company’s investment strategy.

Comment No. 8 — Risk Management, page 76

We note your disclosure regarding management’s “quarterly comprehensive credit review” and disclosure about your investment objective of providing risk-adjusted returns. Please advise us whether management utilizes any internal risk ratings, LTV metrics, watch lists or similar metrics as part of this “early warning system” in order to assess changes in the relative risk of the portfolio period to period. We may have further comment.

Response to Comment No. 8

A component of management’s quarterly comprehensive credit review utilizes internal risk rankings that are highly subjective.  Management does not utilize these internal risk rankings as an early warning system to assess the changes in the relative risk of its investments.  The Company has a dedicated portfolio management team and management primarily identifies the changes in the relative risk of its portfolio through the portfolio management team’s day-to-day oversight of its investments, weekly management meetings and other aspects of its quarterly credit review.    Each Exchange Act periodic report includes a discussion of the key credit statistics of its loan portfolio as a result of the process described above.

Critical Accounting Policies

Comment No. 9 — Credit Losses, Impairment and Allowance for Doubtful Accounts, page 83

Regarding your real estate properties, please expand your disclosure to include greater detail of what management considers when determining if there are indicators of impairment present. In addition, please disclose the major assumptions used in preparing an estimate of the undiscounted future cash flows and sensitivity of those assumptions. Further, please tell us if management considered the U.S. macroeconomic and real estate sector conditions discussed beginning on page 73 to be indicators of impairment.

Response to Comment No. 9

In response to the Staff’s comment, in future Exchange Act periodic reports, commencing with Form 10-Q for the quarter ended June 30, 2011, the Company will disclose in greater detail what management considers when determining if there are indicators of impairment, the major assumptions used in preparing an estimate of undiscounted cash flows and the sensitivity of the assumptions.

The net lease portfolio is reviewed as part of the Company’s quarterly comprehensive credit review.  In conducting that credit review, management considers U.S. macroeconomic factors, including real estate sector conditions, together with asset specific and other factors, which impact the impairment analysis.  The Company supplementally advises the Staff that based on its experience, the Company believes that its net lease portfolio is not as sensitive to short-term swings in the market due to the longer-term nature of the leases.  The average lease term in the portfolio is currently 6.8 years.

Comparison of the Year Ended December 31, 2010 to the Year Ended December 31, 2009

Comment No. 10 — Interest Income, page 85

We note on page 173 in Note 20 to the consolidated financial statements that your real estate debt segments generates income from operations by “earning a positive spread between the yield on [your] assets and the interest cost of your [debt].” We also note, however, that you do not identify your net finance margin as a key performance indicator of your debt investments. Please advise us whether management uses your finance margin as a performance indicator. We may have further comment.

Response to Comment No. 10

Management does not use net finance margin as a key performance indicator of its debt investments.

Form 10-K/A Amendment 2 filed March 18, 2011

Financial Statements

Comment No. 11 — Consolidated Statement of Stockholders’ Equity, page 8

Please tell us how you have complied with Rule 3-04 of Regulation S-X, or tell us how you determined it was not necessary to provide a Statement of Stockholders’ Equity for the year ended 12/31/08.

Response to Comment No. 11

The Company notes the Staff’s comment and agrees that a Statement of Stockholders’ Equity for the year ended December 31, 2008 should have been provided in its Form 10-K/A Amendment No. 2.  The Company has historically presented a three year equity statement and this was an inadvertent oversight.  The Statement of Stockholders’ Equity for the year ended December 31, 2008 is available in prior applicable Exchange Act filings on Form 10-K.  In future Form 10-K filings, the Company will comply with Rule 3-04 of Regulation S-X and provide three year Statement of Stockholders’ Equity.

Comment No. 12 — Consolidated Statement of Stockholders’ Equity, page 8

Please tell us how you accounted for the acquisition of N-Star IX, and tell us the authoritative literature management relied upon.

Response to Comment No. 12

The Company determined N-Star IX to be a variable interested entity (“VIE”) under common control and accordingly relied upon the guidance in ASC 810-10-30-1 to determine the initial measurement upon consolidation.  ASC 810-10-30-1 states “If the primary beneficiary of a VIE and the VIE is under common control, the primary beneficiary shall initially measure the assets, liabilities and any non-controlling interests of the VIE at amounts at which they are carried in the accounts of the reporting entity (or would be carried if the reporting entity issued financial statements).”  The Company used the carryover basis of the assets and liabilities with no adjustment to current fair values and no gain or loss was recognized upon consolidation.

Notes to Consolidated Financial Statements

Comment No. 13 — Fair Value of Financial Instruments, page 25

Please tell us how you have complied with paragraph 2 of ASC 820-10-50, or tell us how you determined it was unnecessary to provide the applicable disclosures for December 31, 2009.

Response to Comment No. 13

The Company notes the Staff’s comment and believes it has complied with paragraph 2 of ASC 820-10-50.  Paragraph 2(a) requires disclosure of the fair value measurements at the reporting date and paragraph 2(b) requires the disclosure of the fair value hierarchy in which the fair value measurements fall.  The Company, on page 25, disclosed the fair value measurement in the appropriate fair value hierarchy as of the reporting date, which is December 31, 2010.  The Company did not interpret the disclosure guidance in ASC 820-10-50 paragraphs 2(a) and 2(b) as requiring comparative December 31, 2009 disclosure.

Comment No. 14 — Operating Real Estate, page 31

Please tell us how your policy of deferring real estate acquisition cost complies with ASC 805-10-25-23.

Response to Comment No. 14

The Company notes the Staff’s comment and advises the Staff that real estate acquisition costs are expensed as incurred and not capitalized.  The policy is on page 13 of Amendment No. 2 to the Form 10-K for the year ended December 31, 2010 and disclosed as follows: “Operating real estate properties are carried at historical cost less accumulated depreciation.  Costs directly related to acquisitions are expensed as incurred.”  In future Exchange Act Form 10-K filings, the Company will modify the language on page 31 to further clarify that the $66.1 million and $66.5 million relates to the allocation of purchase price resulting from business combinations and not real estate acquisition costs.

Commitments and Contingencies

Comment No. 15 — Chatsworth Property, page 51

In light of the judgment against NNN, please tell us how you determined that it is not probable that the Lawsuit will result in an unfavorable outcome.

Response to Comment No. 15

In determining that it is not probable that the Lawsuit will result in an unfavorable outcome, the Company referred to the Implementation Guidance in ASC 450-20-12, which states when determining the degree of probability of an unfavorable outcome, a Company must consider the nature of the claim, progress of the case, the opinions or views of legal counsel and how the Company intends to respond to the lawsuit.  The Company views the appeal process as an important part of the litigation process as a whole. Accordingly, the Company assessed the probability of an unfavorable outcome based upon its views of prevailing on appeal.

It is the Company’s belief after consultation with its legal counsel that the state judge granting the plaintiff’s summary judgment did not apply the appropriate rule of law and made an erroneous judgment.  The Company believes if the appropriate rule of the law was applied by the court, then the Company would have prevailed.  The Company has filed an appeal with the appellate court and believes the appellate court will overturn the initial ruling.

The Company does not believe it is probable that this litigation will ultimately result in an unfavorable outcome, despite the initial ruling by the state court, and does not believe it was appropriate to accrue a liability as of December 31, 2010.  The Company continually monitors the litigation to determine if any factors have changed that would result in an unfavorable outcome becoming probable and the accrual of a liability.

The Company has fully disclosed its potential loss on page 65 in Item 3. Legal Proceedings, as well as page 51 in its Form 10-K/A Amendment No. 2.

Comment No. 16 — Exhibits 31.1 and 31.2

We note your certifications do not comply with the content of the certifications required under the Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have included the title of the certifying individual at the beginning of the certification. Please revise certifications in future filings to comply with the Exchange Act Rules.

Response to Comment No. 16

In response to the Staff’s comment, the Company has reviewed the required content of the certifications under the Exchange Act Rules 13a-14(a) and 15d-14(a).  The Company will revise its certifications in future periodic Exchange Act filings, commencing with Form 10-Q for the quarter ended June 30, 2011, to comply with the Exchange Act Rules.

* * *

As requested in your letter, the Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you should have any questions concerning these responses, please contact the undersigned at (212) 547-2605 or Lisa Meyer, Chief Accounting Officer at (212) 547-2662.

Sincerely,

/s/ Debra A. Hess
Debra A. Hess
Chief Financial Officer

cc:	Jennifer Monick, Securities and Exchange Commission
Albert Tylis, NorthStar Realty Finance Corp.
Ronald Lieberman, NorthStar Realty Finance Corp.
Robert W. Downes, Sullivan & Cromwell LLP
Michael C. Bernstein, Grant Thornton LLP